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January 17, 2025	Rita Rubin
T + 312-845-1241
Rita.Rubin@ropesgray.com

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	First American Funds Trust (the “Registrant”) (File Nos. 333-260527 and 811-23751)

Ladies and Gentlemen:

On behalf of the Registrant, in connection with the establishment of a Class X share class for the U.S. Treasury Money Market Fund, a series of the Registrant (the “Series”), we are filing today by electronic submission via EDGAR pursuant to Rule 485(a)(1) of the Securities Act of 1933, as amended (the “Securities Act”), a post-effective amendment (Post-Effective Amendment No. 4) to the Trust’s registration statement on Form N-1A to include a copy of each of the following:

1.	Prospectus relating to Class X shares of the Series (the “Prospectus”); and

2.	Statement of additional information relating to Class X shares of the Series (the “SAI”).

The Registrant requests selective review of Post-Effective Amendment No. 4 in accordance with the U.S. Securities and Exchange Commission’s (“SEC”) release on selective review, Revised Procedures For Processing Registration Statements, Post-Effective Amendments and Preliminary Proxy Materials Filed by Registered Investment Companies, Investment Company Act Release No. 13768 (February 15, 1984).

The disclosure for the Series is based on and substantially similar to disclosure previously reviewed by the staff of the SEC in the Registrant’s filing on Form N-1A (SEC Accession Number 0000897101-23-000249) filed on June 15, 2023 pursuant to Rule 485(a)(2) of the Securities Act (the “Precedent Filing”), which was declared effective by SEC order on June 30, 2023 and for which the Registrant filed a Form N-1A on July 17, 2023 pursuant to Rule 485(b). The Precedent Filing contains substantially similar disclosure about the investment objective, investment strategies and risks, the share classes offered by the Series as well as information regarding purchases and redemptions of such shares. The Registrant responded to comments from the SEC staff with respect to the Precedent Filing via correspondence filed on December 21, 2021, January 18, 2022 and June 15, 2023, respectively.1

1 SEC Accession Numbers 0000897101-21-001017, 0000897101-22-000035 and 0000897101-23-000250, respectively.

This filing differs from the Precedent Filing insofar as it contains disclosure concerning Class X shares. Class X shares are currently offered by three other series of the Registrant. Information concerning Class X shares is set forth in the fee table for the Series and in the sections of the Prospectus and SAI titled:

Prospectus

•        “Additional Summary Information—Purchase and Sale of Fund Shares”

•        “Fund Management—Investment Advisor”

•        “Shareholder Information—Share Classes”

•        “Shareholder Information—Determining Your Share Price”

•        “Shareholder Information—Purchasing and Redeeming Fund Shares”

Statement of Additional Information

•        “General Information”

•        “Investment Advisory and Other Services for the Fund—Distributor”

In addition to the disclosure related to the Class X share class, we have also incorporated immaterial changes related to annual updates and supplements that have been filed pursuant to Rules 485(b) and 497 since the dates of the Precedent Filing.

The Registrant appreciates your consideration of this request. Please direct any questions you may have with respect to this request to me at (312) 845-1241.

Very truly yours,

/s/ Rita Rubin
Rita Rubin, Esq

cc:	Richard J. Ertel, Esq.
Paulita Pike, Esq.
Kelsey Barrett, Esq.
Dan Wells, Esq.

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